October 7, 2010

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, D.C. 20549

Re: Cedar Fair, L.P.

Form 10-K for fiscal year ended December 31, 2009

Filed February 26, 2010

File No. 1-09444

And

Definitive Proxy on Schedule 14A

Filed April 30, 2010

File No. 1-09444

Dear Mr. Humphrey:

This letter sets forth the response of Cedar Fair, L.P. (the “Partnership”) to the Staff’s comments on the above-referenced filing. These comments were transmitted to us by letter dated September 23, 2010. The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter. For ease of reference, we have repeated the Staff’s comments in italics.

Form 10-K (Fiscal Year Ended December 31, 2009)

Management’s Discussion and Analysis

Business Overview, page 16

Comment 1: We note the disclosure that you manage your properties by creating regional designations for your parks, including the northern region, southern region and western region. We further note the disclosure in Note 2 to the audited financial statements that you operate within the single reportable segment of amusement/water parks with accompanying resort facilities as each park has similar economic characteristics and offers similar products and services to similar customers. Please tell

Mr. Humphrey

Securities and Exchange Commission

October 7, 2010

us whether the groupings by region also resulted in similar economic characteristics for each of the quarters in the two years ended December 31, 2009. In this regard, also expand your discussion in MD&A to explain how management uses the regional designation groupings of its parks in analyzing the profitability of your business operations and in allocating resources among either the region or individual amusement park or resort.

Response: The regional designations that our parks are grouped into were created and began being utilized in 2006 after the Paramount Parks acquisition when the Partnership nearly doubled in size from 12 parks owned and operated to 18 parks. These regional groupings were primarily established to better facilitate discussion of trends in attendance and guest per capita spending than would be possible on a consolidated basis. The regional groupings are particularly effective when discussing trends in macro factors affecting our business, including weather and economic conditions, and the impact that those factors have on attendance and guest per capita spending at the individual park level.

Our management structure is not specifically tied to the regional designations in any way. Rather each park is run by a general manager and operates autonomously. The eleven general managers report up to one of two corporate vice presidents within the company, who in turn report directly to the CEO.

Aside from attendance and guest per capita statistics, discrete financial information and operating results are not prepared at the regional level, but rather at the individual park level for use by the CEO, who is the Chief Operating Decision Maker (CODM), as well as the park general managers, the CFO and the two corporate vice presidents. The CODM reviews the park-level operating results, evaluates performance and makes operating decisions, including the allocation of resources, on a property-by-property basis. In addition to reviewing and evaluating performance of the business at the individual park level, the structure of management’s incentive compensation systems are centered around the operating results of each property as an integrated operating unit. It is based on all of these facts that we concluded that each park is a separate operating segment of our business and that the geographical regions do not represent operating segments.

As indicated in Note 2 to the 2009 Form 10-K, we believe it is appropriate to aggregate and present the operations of the Partnership as one reportable segment. We based this position on the following aggregation criteria per ASC 280-10-50-11.

•	Nature of the products and services – All of our parks offer a similar collection of rides and attractions, as well as ancillary in-park services, such as food, merchandise and games locations;

•	Nature of the production processes – The operations of all of the parks are consistently supported by a small full-time employee base and a large seasonal staff that is hired each year;

Mr. Humphrey

Securities and Exchange Commission

October 7, 2010

•	Type or class of customer for their products and services – All parks market themselves to similar demographic groups of customers; and

•

Methods used to distribute their products or provide their services – All parks go about marketing their attractions and services via admission to the park through similar methods and channels, such as television and radio advertising, group-sales associates, consignment ticket outlets, and park web sites.

In addition to the above factors, our parks all have similar economic characteristics no matter their geographic region, in that they all show similar long-term growth trends in key industry metrics such as attendance, guest per capita spending, net revenue, operating costs and operating profit.

The following revised language will be included in the Business Overview section in all applicable future filings, including our upcoming 2010 third quarter Form 10-Q.

“Management reviews operating results, evaluates performance and makes operating decisions, including the allocation of resources, on a property-by-property basis. In order to better facilitate discussion of trends in attendance and guest per capita spending than would be possible on a consolidated basis, our eleven amusement parks and six separately gated water parks have been grouped into regional designations.”

Comment 2: Refer to the table of certain financial data shown on page 18. Please review the table to relocate the line item “Adjusted EBITDA” to a separate section, such as “Other Data,” similar to the data of “Selective Statistical Information.” In this regard, the Adjusted EBITDA data is a non-GAAP measure that should not be inserted in the GAAP table of financial results. Further, the line item “Cash operating costs and expenses” should be revised to reflect the costs and expenses as shown in the statements of operations. Similar changes should be made to the table of Results of Operations on pages 21 and 23 along with revising the narrative discussion of operating costs and expenses to be inclusive of depreciation, amortization and other non-cash charges. Please revise in future filings. This comment is also applicable to your Forms 10-Q for the quarterly periods ended March 28, 2010 and June 27, 2010.

Response: In all applicable future filings, including our upcoming 2010 third quarter Form 10-Q, all references to Adjusted EBITDA, as well as any other non-GAAP selective statistical information, will be moved to a separate section identified as “Other Data.” Additionally, the line item “Cash operating costs and expenses” included within the financial tables, along with any related narrative discussion, will be revised to reflect the costs and expenses as shown in the statements of operations, inclusive of depreciation, amortization and other non-cash charges.

Mr. Humphrey

Securities and Exchange Commission

October 7, 2010

Comment 3: See the last paragraph discussion of Adjusted EBITDA on page 22 within the results of operations. In future filings, please revise to eliminate the last sentence where you discuss Adjusted EBITDA, excluding the additional charges to arrive at a ‘further’ Adjusted EBITDA non-GAAP measure.

Response: In all applicable future filings, including our upcoming 2010 third-quarter Form 10-Q, Adjusted EBITDA will be defined and reconciled to Net Income, a GAAP measure, in a manner consistent with the definition of Adjusted EBITDA in our existing credit agreement so that no “further adjustments” are necessary in explaining operating variances within the MD&A.

Liquidity and Capital Resources, page 25

Comment 4: See your discussion of the five fixed-rate interest rate swap agreements. To enhance the narrative disclosure, please include a table that denotes each individual notional amount that aggregates into the $1 billion total, along with the related fixed rate of interest and the variable rate of interest at the end of the fiscal year. Similarly, please include a table for your two cross-currency swap agreements. Please revise for future filings.

Response: In all applicable future filings, a table will be added to the discussion of our fixed-rate and cross-currency swap agreements that identifies the notional amount of each swap, along with its applicable fixed rate of interest and the related variable rate of interest at the end of the fiscal period.

Financial Statements

Note 3, Goodwill and Other Intangible Assets, page 38

Comment 5: In future filings please expand the disclosure to provide a tabular allocation of the remaining goodwill among your various amusement parks or other properties that constitute the reporting units. Similarly, provide such information for the indefinite-lives of the remaining trade-names intangible assets. In this regard, please identify how your remaining goodwill and trade-name amounts have been allocated among your properties at the balance sheet date.

Response: As indicated in Note 2 to the 2009 Form 10-K and as explained in our response to comment #1 above, we believe it is appropriate to aggregate and present the operations of the Partnership as one reportable segment. As the disclosure of remaining

Mr. Humphrey

Securities and Exchange Commission

October 7, 2010

net goodwill is only required by GAAP and Regulation S-X to be presented by reportable segment, we believe that further disclosure within the financial statements of such information at the individual park level is not practicable or necessary for investors’ understanding.

Comment 6: As property and equipment, net, is your most significant asset, please include a separate footnote that provides (to the extent practicable) a tabular presentation that allocates the balance among your individual parks and resorts and other assets. Such disclosure would include the related cost, accumulated depreciation, asset impairment, and net book value at each balance sheet date, reconciled to the aggregated total shown on the face of the balance sheet. Please also consider designating those properties that were acquired prior to 2006, and those acquired in the 2006 acquisition of the Paramount Parks, as we note your long-lived intangible assets are tested for impairment based on such distinction, and we believe this additional disclosure will enhance the investors understanding of relating the goodwill and trade-names with the associated parks or other assets. Please revise in future filings.

Response: The vast majority of the remaining net goodwill on our balance sheet resides at only two parks, while the remaining net carrying value of trade-name intangibles resides at only five parks, two of which hold the majority of the remaining net goodwill. As only five of our parks hold the vast majority of our long-lived intangible assets, we do not believe the disclosure of detail behind the net book value of property and equipment at all 11 individual parks is helpful to investors’ understanding. In addition, as this level of detail disclosure of property and equipment is not a requirement under GAAP or Regulation S-X, we believe that such additional disclosure is not meaningful or practicable.

Definitive Proxy Statement

Executive Compensation, page 7

Comment 7: We note on page nine that you “have historically expected the Partnership’s performance to exceed market median, and accordingly have provided a potential compensation package that, if performance objectives are met, will exceed market median.” Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. Please confirm that in future filings you will identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Mr. Humphrey

Securities and Exchange Commission

October 7, 2010

Response: In all applicable future filings, to the extent that the compensation committee uses a benchmark group in determining executive compensation, the companies that comprise that group will be identified as required by Item 402(b)(2)(xiv) of Regulation S-K. In addition, we will disclose the degree to which the compensation committee considers these companies comparable to the Partnership.

Comment 8: We note on page 11 that you use Partnership performance goals in awarding cash bonus awards. However, it appears that you have not disclosed these goals. Please confirm that in future filings you will disclose the specific performance targets used to determine cash bonus awards. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response: In all applicable future filings, we will provide specific performance goals for the fiscal year most recently completed as they may relate to cash bonus awards. We do not plan to disclose information concerning performance goals established for the then-current fiscal year in the proxy materials, as that information is not related to, or relevant for, an understanding of the compensation disclosures for the recently completed fiscal year.

Comment 9: It appears that the annual bonus program described on page 11 is a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. Please confirm that in future filings you will provide disclosure under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards Table and that you will disclose the dollar value of earnings pursuant to awards under non-equity incentive plans under “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table.

Response: In all applicable future filings, to the extent that we make cash bonus awards that qualify as a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K, will be provide the appropriate disclosure under the “Non-Equity Incentive Plan Awards” column in the Grant of Plan-Based Awards Table. In addition, the dollar value of earnings pursuant to these awards will be disclosed under the “Non-Equity Incentive Plan Compensation” column, as apposed to our previous practice of presenting these earnings as “Bonus” in the Summary Compensation Table.

Mr. Humphrey

Securities and Exchange Commission

October 7, 2010

Certain Relationships and Related Transactions, page 36

Comment 10: We note your disclosure on page 36 that Richard Kinzel’s son, Bart Kinzel, and son-in-law, Tim Boals, are employed by the Partnership and each receive compensation in excess of $120,000 annually. Please confirm that in future filings you will disclose the approximate dollar value of each of these transactions as required by Item 404(a) of Regulation S-K.

Response: In all applicable future filings, the approximate dollar value of the total annual compensation received by Bart Kinzel and Tim Boals for that specific fiscal year will be disclosed as required by Item 404(a) of Regulation S-K.

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me directly at (419) 627-2295.

Sincerely,

/s/ Peter J. Crage
Peter J. Crage
Corporate Vice President – Finance and Chief Financial Officer